DLA Piper LLP (US) 200 South Biscayne Blvd., Suite 2500 Miami, Florida 33131-5341 www.dlapiper.com Joshua M. Samek, Esq. joshua.samek@us.dlapiper.com T 305.702.8880 F 305.397.1588

June 24, 2022

Via Edgar

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Thomas Jones and Jay Ingram

Re:	Fast Radius, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 3, 2022 File No. 333-264427

Ladies and Gentlemen:

On behalf of our client, Fast Radius, Inc., a Delaware corporation (the “Company”), we set forth below the Company’s responses to the letter, dated June 17, 2022, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No 1 to the Registration Statement on Form S-1 (File No. 333-264427) filed by the Company on June 3, 2022 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated in italics each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

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In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing a revised draft of the Registration Statement on Form S-1/A (the “Amended S-1”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended S-1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended S-1.

Cover Page

1.

We note your response to prior comment 1. Please disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 53.

2.

We note your response to comment 3. Please explain why you do not believe there is a material impact on your liquidity, financial position, and/or results of operations if warrant holders fail to exercise the warrants for cash.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 7, 58 and 83. The Company respectfully advises the Staff that it has revised the disclosure to clarify that, while the Company could receive up to an aggregate of approximately $178.4 million if the Warrants were exercised in full for cash, the Company does not believe it is likely that Warrant holders will exercise their Warrants given the exercise price is $11.50 per Warrant and the closing price of the Company’s common stock as of June 21, 2022, was $0.44. Given the low probability of Warrant holders exercising the Warrants while the current trading price of the common stock is so far below the exercise price of the Warrants, the Company does not believe that the Warrants will impact its liquidity, financial position or results of operations. Accordingly, the Company respectfully advises the Staff that while any impact to the liquidity, financial position or results of operations if Warrant holders exercise the Warrants would be a positive impact, and a material positive impact if all the Warrants were exercised in full, given the low probability of exercise of the Warrants, the Company does not believe it would be appropriate to provide more detailed disclosure on a set of circumstances that has a low probability of positively impacting the Company’s liquidity and financial position.

Liquidity and Capital Resources, page 79

3.	We note that the projected revenues and net loss for the year ended December 31, 2022 are $104 million and $64 million, respectively as set forth in the unaudited prospective

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financial information management prepared and provided to the board, the company’s financial advisors and the SPAC in connection with the evaluation of the Business Combination. We also note that your actual revenues and net loss for the three months ended March 31, 2022 were approximately $6.3 million and $44.6 million, respectively. Please tell us whether you have considered updating your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 82-83 to provide updated information about the Company’s financial position and liquidity in comparison to the prospective financial information provided in connection with the Business Combination.

4.	We note your response to prior comment 7. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 52-53, 81 and 83 accordingly.

Principal Stockholders, page 131

5.

We note your response to prior comment 10. Please reconcile the disclosure in the table on page 131 about the number of shares beneficially owned by ECP ControlCo, LLC and its affiliates with the disclosure in the table on page 134 about the number of shares beneficially owned by ECP ControlCo, LLC and its affiliates. Also, tell us why the number of shares to be sold in this offering in the fourth column in the table on page 134 by several entities and persons are greater than the number of shares beneficially owned in the second column in the table by the same entities and persons identified on page 134.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 133 and 136 accordingly. The Company respectfully advises the Staff that the table on page 133 reflects that ECP ControlCo, LLC (“ECP ControlCo”), together with its affiliates,

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collectively beneficially owned 15,598,128 shares of Common Stock as of June 1, 2022. The table on page 136 includes the same number of shares of Common Stock beneficially owned by ECP ControlCo and each of its affiliates (i.e., 15,598,128 total shares of Common Stock consisting of (i) 8,140,000 Founder Shares held by ENNV Holdings, LLC (“ENNV Holdings”), (ii) 200,000 PIPE Shares held by ENNV Holdings, (iii) 755,461 ECP Notes Shares held by Energy Capital Partners Holdings, LP, (iv) 731,340 PIPE Shares held by ECP Energy Transition Opportunities Fund A, LP, (v) 68,660 PIPE Shares held by ECP Energy Transition Opportunities Fund B, LP and (vi) 5,702,667 shares of Common Stock underlying Private Placement Warrants held by ENNV Holdings). However, the table on page 136 lists each affiliate’s shares in separate rows. In the Amended S-1, both tables now include 5,702,667 shares of Common Stock underlying the Private Placement Warrants held by ENNV Holdings. The Private Placement Warrants have not been exercised and therefore the underlying shares are not currently owned.

In addition, the Company respectfully advises the Staff that the number of shares to be registered for sale under the Registration Statement by the several entities and persons presented and thereby listed in the fourth column in the table on page 134 are greater than the number of shares currently beneficially owned by the same entities and persons and presented in the second column in the table because the fourth column includes Control Earnout Shares, which are being registered for sale under the Registration Statement and the Company’s directors, officers and affiliates have the contingent right to acquire, but the contingency for acquiring such shares has not yet occurred and will not occur within the 60 days from the date on which beneficial ownership was measured.

* * * *

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We and the Company appreciate the Staff’s attention to the review of the Amended S-1. Please do not hesitate to contact me at (305) 702-8880 or Joshua.Samek@us.dlapiper.com if you have any questions regarding this letter or the Amended S-1.

Very truly yours,

/s/ Joshua M. Samek

Joshua M. Samek, Esq.

cc:	Lou Rassey (Fast Radius, Inc.)
Drew M. Valentine, Esq. (DLA Piper LLP (US))